UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02027885

NO ACT
P.E 2-14-02
1-15955

March 25, 2002

Andrew L. Blair, Jr.
Sherman & Howard L.L.C.
633 Seventeenth Street, Suite 3000
Denver, CO 80202

Act 1934
Section
Rule 14A-8
Public Availability 3/25/2002

Re: CoBiz Inc.
Incoming letter dated February 14, 2002

Dear Mr. Blair:

This is in response to your letter dated February 14, 2002 concerning the shareholder proposal submitted to CoBiz by Harry W. Methner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAY 22 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Harry Methner
684 S. Galena St.
Denver, CO 80231-1966

1028734

Sherman & Howard L.L.C.

ATTORNEYS & COUNSELORS AT LAW
633 SEVENTEENTH STREET, SUITE 3000
DENVER, COLORADO 80202
TELEPHONE: 303 297-2900
FAX: 303 298-0940
OFFICES IN: COLORADO SPRINGS
RENO • LAS VEGAS • PHOENIX

Andrew L. Blair, Jr.
Direct Dial Number: (303) 299-8138
e-mail: ABlair@sah.com

February 14, 2002

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CoBiz Inc.
Exclusion from Proxy Materials of Shareholder Proposal
Submitted by Harry W. Methner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, CoBiz Inc. ("CoBiz") hereby gives notice of its intention to exclude from its proxy materials for its 2002 annual meeting of shareholders the enclosed proposal submitted by Harry W. Methner requesting the Board of Directors to establish a dividend reinvestment plan. This identical proposal was submitted by Mr. Methner for CoBiz's 2001 annual meeting and was excluded because it relates to the ordinary course of business of CoBiz. We enclose copies of our letter to the Staff last year concerning this proposal and the Staff's reply indicating that the proposal could be excluded. We refer to the authorities cited in our prior letter as support for CoBiz's decision to exclude the proposal this year.

The only issue we foresee with the exclusion of this proposal is that this letter is being delivered to the Commission less than 80 days before CoBiz expects to file its definitive proxy materials. The meeting is currently scheduled for May 15, 2002, which means that the definitive proxy materials would be filed approximately April 15, 2002. CoBiz does not believe that the 80-day requirement should prevent it from excluding the proposal for at least two reasons.

(1) It would not seem necessary to go through the process of advising the Commission of CoBiz's intent to exclude the proposal when the exact same proposal was excluded for last year's meeting under Rule 14a-8(i)(7). We believe that the Staff's letter with respect to this proposal last year should be considered to apply to this year's proposal as well, at least in the absence of any change in the applicable rules or the Staff's interpretation thereof.

(2) Mr. Methner's "resubmission" of the proposal is ambiguous, at best. The enclosed proposal letter is a photocopy of the letter submitted last year with the words "Resubmitted on May 16, 2001" written at the bottom of the letter. May 16, 2001 was the date of the 2001 annual meeting and CoBiz believes that the letter was delivered at or shortly after that meeting. Being a photocopy, the letter still refers to including the proposal in the proxy materials for the 2001 annual meeting. As a result, there is considerable doubt that Mr. Methner has, in fact, made a proposal with respect to the 2002 annual meeting. It is asking a lot of the issuer, upon receipt of another copy of a letter previously received and dealt with, at about the time of the meeting to which it relates, to recognize it as a proposal for the annual meeting to be held 12 months later solely on the basis of the word "resubmitted." At the very least, this confusion constitutes good cause for not having submitted this letter to the Commission 80 days in advance of the filing of the definitive proxy materials.

By a copy of this letter, CoBiz is notifying the proponent of its intention to omit this proposal from its proxy materials on the bases set forth above.

Please call the undersigned with any questions or comments.

Yours truly,

Andrew L. Blair, Jr.

ALB:dmr
Enclosure
cc: Richard Dalton
Harry Methner

NATIONAL ASSOCIATION OF INVESTORS CORPORATION

NAIC

Est. 1951

Proposal

DENVER AREA COUNCIL

Investment education for individual investors and investment clubs

Please Reply to:

Harry Methner
684 S Galena St
Denver CO 80231-1966

COLORADO BUSINESS BANKSHARES, INC.

821 Seventeenth Street,

Denver, CO 80202

Mr. Richard J Dalton, Secretary

Dear Mr. Dalton:

Enclosed please find a DRAFT-RESOLUTION for a Divisend Reinvestment Plan for Colorado Business Bankshares Inc. Please include it in the Proxy Statement for the upcoming Annual Meeting of our corporation in June 2001.

I became a shareholder of COBZ on 03/03/00, and I will meet the SEC requirements by the time the next meeting is scheduled. Presently I am the holder of 1000 shares. My name is Harry W. Methner; I reside at 684 South Galena Street, Denver, CO 80231 my telephone number is 303-366-5273. I am now retired, my occupation was an Avionics Technician; my last position was with Continental Airlines Inc. for 27 years.

Yours for "a better investing"; sincerely,

Harry W. Methner

Harry W. Methner

Denver Colorado, December 21, 2000

Resubmitted on May 16, 2001
Harry W. Methner

DRAFT

RESOLUTION

That the shareholders of Colorado Business Bankshares, Inc., assembled in person and by proxy in an annual meeting, now request that the Board of Directors take those actions necessary, at the earliest possible time, to establish a Dividend Reinvestment Plan for all shareholders. It is further requested that any plan adoped be without fees to the shareholders and at a small discount to market price if the shares are newly-issued and the market price is above book value.

STATEMENT

Let us level the field and put shareholders on the same plain as management and employees.

The generous, and possibly dilutive, stock option plan for management and the Employee Stock Purchase Plan for all other employees overlooks the shareholders' capital who purchased the risk of share ownership and created the capital of Colorado Business Bankshares, Inc.

In view of our holding company's need to raise additional capital, the proceeds from a dividend reinvestment plan could help. Shares, issued from the holding company at fair market prices, can bolster capital.

Nearly all other banks and bank holding companies paying cash dividends offer their shareholders the privileges of dividend reinvestment plans and Colorado Business Bankshares, Inc. should be no exception.

If you agree, please vote FOR this proposal. If your proxy is unmarked, your shares could be automatically voted against it.

Harry Methner
684 S Galena St
Denver CO 80231-1966

Resubmitted on May 16, 2001

Harry W. Methner

Sherman & Howard L.L.C.

ATTORNEYS & COUNSELORS AT LAW
633 SEVENTEENTH STREET, SUITE 3000
DENVER, COLORADO 80202
TELEPHONE: 303 297-2900
FAX: 303 298-0940
OFFICES IN: COLORADO SPRINGS
RENO · LAS VEGAS · PHOENIX

Andrew L. Blair, Jr.
Direct Dial Number: (303) 299-8138
e-mail: ABlair@sah.com

March 14, 2001

VIA FACSIMILE
202-942-9525

Jonathan Ingram, Esq.
United States Securities
and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Colorado Business Bankshares, Inc. Exclusion from Proxy Materials of Shareholder Proposal Submitted by Harry W. Methner

Dear Mr. Ingram:

By letter dated January 24, 2001, we requested, on behalf of Colorado Business Bankshares, Inc. ("CoBiz"), the concurrence of the Staff of the Division of Corporation Finance that it will not recommend enforcement action against CoBiz if it omits from its proxy statement and proxy card for its 2001 Annual Meeting a proposal submitted by Harry W. Methner regarding establishing a dividend reinvestment plan for shareholders. As grounds for that request, we alleged that the proposal had not been received in a timely manner. Although we continue to believe that the proposal is excludable on that basis, we wanted to add two other grounds for your consideration in responding to our request.

Mr. Methner's letter (a copy of which is enclosed) indicates that he became a shareholder of CoBiz on March 3, 2000. As you know, in order to be eligible to submit a proposal under Rule 14a-8, a shareholder must have continuously held at least $2,000 in market value of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date that the proposal is submitted. Mr. Methner's proposal was submitted on or about December 21, 2000. As a result, he had not owned his stock for the requisite one-year period when the proposal was made.

Question 6 of Rule 14a-8 provides that the issuer may exclude a shareholder proposal if the proponent does not meet one of the eligibility requirements. Ordinarily, in order to exclude a proposal on the basis of an eligibility or procedural requirement, the issuer must notify the proponent of the problem and allow an opportunity to cure the deficiency. However, paragraph (1) of Question 6 provides that "[a] company need not provide [the proponent] such notice of deficiency if the deficiency cannot be remedied, such as if the [proponent fails] to submit a proposal by the company's properly determined deadline." It is difficult to think of a better example of a deficiency that cannot be remedied than not having owned the stock for the required length of time before the proposal was submitted. Because that holding period could not have been met until March of this year, there was no possibility of a timely resubmission had a notice been given.

Our position on this issue is consistent with the Staff's position in Alaska Air Group, Inc. (publicly available January 27, 1999). In that letter the Staff allowed exclusion of a proposal where it was apparent from the materials submitted by the proponent that he had not met the one-year requirement and implicitly accepted the issuer's position that no notice was necessary because the deficiency could not be remedied.

CoBiz intends to omit the proposal on the basis that Mr. Methner did not meet the one-year eligibility requirement and asks that you confirm that the Staff will not recommend enforcement action against CoBiz if it omits the proposal on that basis.

We also note that the proposal is excludable on substantive grounds. The proposal requests that the Board of Directors adopt a dividend reinvestment plan. It is CoBiz's belief that the proposal may be omitted pursuant to Rule 14a-8(i)(7), which allows omission of a proposal that relates to "the company's ordinary business operations."

The Staff has agreed on many occasions that a proposal to institute a dividend reinvestment program is a matter relating to the ordinary business of a corporation and, as such, may be omitted under Rule 14a-8(i)(7). Most recently, in Citigroup Inc. (publicly available February 7, 2001) the Staff determined that a proposal requesting the institution of a dividend reinvestment plan was excludable under 14a-8(i)(7). The Staff has taken similar positions in La Quinta Inns, Inc. (publicly available January 26, 1998), Travelers Group, Inc. (publicly available December 19, 1997), The Boeing Company (publicly available December 28, 1995), The Walt Disney Company (publicly available November 4, 1996), Hillenbrand Industries (publicly available November 22, 1995) and Long Drug Stores Corporation (publicly available March 3, 1997). Consistent with these letters, CoBiz intends to omit this proposal from its proxy materials under Rule 14a-8(i)(7) and requests that you confirm that the Staff will not recommend enforcement action against CoBiz if it omits the proposal on that basis.

By a copy of this letter, CoBiz is notifying the proponent of its intention to omit this proposal from its proxy materials on the additional bases set forth above.

Please call the undersigned with any questions or comments.

Yours truly,

Andrew L. Blair, Jr.

ALB:dmr
Enclosure
cc: Harry Methner
Richard Dalton

NATIONAL ASSOCIATION OF INVESTORS CORPORATION

NAIC

Est. 1951

DENVER AREA COUNCIL

Investment education for individual investors and investment clubs

Please Reply to:

Harry Methner
684 S Galena St
Denver CO 80231-1966

COLORADO BUSINESS BANKSHARES, INC.

821 Seventeenth Street,

Denver, CO 80202

Mr. Richard J Dalton, Secretary

Dear Mr. Dalton:

Enclosed please find a DRAFT-RESOLUTION for a Divisend Reinvestment Plan for Colorado Business Bankshares Inc. Please include it in the Proxy Statement for the upcoming Annual Meeting of our corporation in June 2001.

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 2 5 2001
WASH. DC
308

I became a shareholder of COBZ on 03/03/00, and I will meet the SEC requirements by the time the next meeting is scheduled. Presently I am the holder of 1000 shares. My name is Harry W. Methner; I reside at 684 South Galena Street, Denver, CO 80231 my telephone number is 303-366-5273. I am now retired, my occupation was an Avionics Technician; my last position was with Continental Airlines Inc. for 27 years.

Yours for "a better investing"; sincerely,

Harry W. Methner

Harry W. Methner

Denver Colorado, December 21, 2000

NATIONAL ASSOCIATION OF INDIVIDUAL INVESTORS • NATIONAL ASSOCIATION OF INVESTMENT CLUBS

DRAFT

RESOLUTION

That the shareholders of Colorado Business Bankshares, Inc., assembled in person and by proxy in an annual meeting, now request that the Board of Directors take those actions necessary, at the earliest possible time, to establish a Dividend Reinvestment Plan for all shareholders. It is further requested that any plan adoped be without fees to the shareholders and at a small discount to market price if the shares are newly-issued and the market price is above book value.

STATEMENT

Let us level the field and put shareholders on the same plain as management and employees.

The generous, and possibly dilutive, stock option plan for management and the Employee Stock Purchase Plan for all other employees overlooks the shareholders' capital who purchased the risk of share ownership and created the capital of Colorado Business Bankshares, Inc.

In view of our holding company's need to raise additional capital, the proceeds from a dividend reinvestment plan could help. Shares, issued from the holding company at fair market prices, can bolster capital.

Nearly all other banks and bank holding companies paying cash dividends offer their shareholders the privileges of dividend reinvestment plans and Colorado Business Bankshares, Inc. should be no exception.

If you agree, please vote FOR this proposal. If your proxy is unmarked, your shares could be automatically voted against it.

Harry Methner
684 S Galena St
Denver CO 80231-1966

March 20, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Colorado Business Bankshares, Inc.
Incoming letter dated January 24, 2001

The proposal requests that the board of directors establish a dividend reinvestment plan.

There appears to be some basis for your view that CoBiz may exclude the proposal under rule 14a-8(i)(7), as relating to CoBiz's ordinary business operations (i.e., the adoption and management of a dividend reinvestment plan). Accordingly, we will not recommend enforcement action to the Commission if CoBiz omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which CoBiz relies.

Sincerely,

Michael D.V. Coco
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 25, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CoBiz Inc.
Incoming letter dated February 14, 2002

The proposal requests that CoBiz establish a dividend reinvestment plan.

There appears to be some basis for your view that CoBiz may exclude the proposal under rule 14a-8(i)(7) as relating to CoBiz's ordinary business operations (i.e., the establishment of a dividend reinvestment plan). Accordingly, we will not recommend enforcement action to the Commission if CoBiz excludes the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We note that CoBiz did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not grant CoBiz's request that the 80-day requirement be waived.

Sincerely,

Keir Devon Gumbs
Special Counsel